Filed by Inamed Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Inamed Corporation

Commission File No: 1-9741

FORWARD-LOOKING STATEMENTS

This transcript contains “forward-looking statements” within the meaning of the Securities Litigation Reform Act. All statements included in this presentation that address activities, events or developments that Medicis Pharmaceutical Corporation (“Medicis”) and Inamed Corporation (“Inamed”) expect, believe or anticipate will or may occur in the future are forward-looking statements, including the expected benefits of the merger of the two companies, the financial performance of the combined company, the year in which the transaction is expected to be accretive, and the anticipated closing date of the merger. These statements are based on certain assumptions made by Medicis and Inamed based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Medicis and Inamed. Any such projections or statements include the current views of Medicis and Inamed with respect to future events and financial performance. No assurances can be given, however, that these events will occur or that such results will be achieved. There are a number of important factors that could cause actual results to differ materially from those projected, including the anticipated size of the markets for the companies’ products; the availability of product supply; the receipt of required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the merger); the ability to realize the anticipated synergies and benefits of the merger; the ability to timely and cost-effectively integrate Inamed and Medicis’ operations; access to available and feasible financing (including financing for the merger) on a timely basis; the risks and uncertainties normally incident to the pharmaceutical and medical device industries including product liability claims; dependence on sales of key products; the uncertainty of future financial results and fluctuations in operating results; dependence on Medicis’ strategy including the uncertainty of license payments and/or other payments due from third parties; the timing and success of new product development by Medicis, Inamed or third parties; competitive product introductions; the risks of pending or future litigation or government investigations; and other risks described from time to time in Medicis’ and Inamed’s Securities and Exchange Commission filings including their Annual Reports on Form 10-K for the year ended June 30, 2004 and December 31, 2004, respectively. Medicis and Inamed disclaim any intent or obligation to update any forward-looking statements contained herein, which speak as of the date hereof.

INAMED AT UBS GLOBAL PHARMACEUTICALS CONFERENCE

MAY 23, 2005

CALL PARTICIPANTS

• NICK TETI	INAMED, Chairman, President & CEO

PRESENTATION

Nick Teti:  Thank you very much and good morning everybody.  Good to see all these familiar faces out here, but I don’t see too many familiar faces.

So I have a story to tell you about the Inamed Corporation, which is a medical device and (inaudible) specialty pharmaceutical company.  We have a couple of slides of these forward-looking statements and the one thing I do want to point out here has to do with the Medicis merger.

That’s the new point concerning our forward-looking statements that no assurances about how great the merger is going to be or not, so just as a qualifier for you guys.  OK.  So these are the questions I will try to address in the next 20 something minutes, then we’ll have a breakout session.

What is Inamed about?  How is the company positioned?  How were sales and earnings in the first quarter?  We basically operate in 3 franchises, which I’ll talk about, breast aesthetics, Inamed Health, which is the obesity business, and facial aesthetics.

I’ll talk about the breast business, about how we’re doing versus the competition and what’s happening at the FDA with our pre-market applications for a responsive gel and bio-dimensional gel and also what’s going on in Health Canada and what are the next steps, which should be — there was some news I understand in the New York Times over the weekend about one of our competitors.

Inamed Health, this business is the obesity business, growing very nicely.  We’ve initiated a direct consumer campaign in the first quarter, which I’ll tell you how that’s going as well, where that’s going to — where that’s projecting out to.  As far as facial aesthetics goes, there are some very exciting projects going on there, the Reloxin Phase III trial.

I’ll talk a little bit about some comparative items versus Botox.  We just launched the hyaluronic acid product called Captique and the Juvederm PMA is also proceeding very nicely through clinicals and I’ll talk about that, and briefly mention what’s going on with the Inamed and Medicis merger situation as those activities progress.

So the vision of the company is to enhance the quality of people’s lives in the development of marketing innovative, high-quality, science-based products and we’re into the aesthetics area and as I said, we’re in the new obesity area.

So in obesity, we have — we split the company into Inamed Health and Inamed Aesthetics, and in that particular business, we have the LAP-BAND System, which is that product up on the left there, that treats obesity by limiting food intake as the alternative for the gastric bypass procedure.

And we sell an intragastric balloon which is marketed right now in Europe and we did some pilot work in the United States which I’ll talk to.  Inamed Aesthetics, we have cosmetic products to treat wrinkles, which is a big market, a big growing market today, and we have breast aesthetics products for augmentation and reconstruction.

So why has this company done extremely well over the last 3 or 4 years?  Besides putting together an excellent management team and doing some excellent marketing programs, we find ourselves in a demographic and demand situation that is kind of the absolute garden spot for a business if you can pick one.

And that is that we’re in the aesthetics business and the obesity business and the aesthetics business has boomed the last 5 years.  People want to look better, look better, look better, and with the baby boomers now, you know, moving into the 40’s and 50’s, that market just continues to grow very nicely for the facial products.

And the breast implant products had resurgence in the last 3 or 4 years, attracting a much wider group, a wider audience than the last 20 years.  So that market has grown very nicely as well.  And then when you look at the weight loss situation, there is no — it is the no smoking epidemic of the new century and it continues.

The epidemic of obesity is really in front of us and not behind us and Inamed has a very nice pipeline with a high probability of technical successes that I’ll touch on a little bit.  So great demographics, great demand for our product line.  So we had another record quarter in the first quarter.

We posted $105 million in sales.  That was the highest quarter ever in the company’s history, basically led by the Inamed Health business, but all the franchises are chipping in very nicely, so a very nice 16% top line growth.  And you can see, the last four quarters were very solid, double-digit growth.  Now, I’ve been at Inamed almost 4 years.

One of our main goals was to diversify the business from a purely breast implant business to a more diversified business, and we happen to have — we have just acquired the Collagen Corporation.  We had this product called LAP-BAND, which wasn’t launched yet in the United States, which they had just gotten approved in 2001, so we very nicely diversified our business.

We’re now 26% of our business is the Inamed Health business or the obesity business.  The nice thing about that is that the product mix, the gross margin, i.e., gets a lot better the bigger the orange pie gets since the LAP-BAND system has by far the highest gross margin vis-à-vis breast, vis-à-vis facial.

So as that segment gets bigger, our margins get — the mix becomes a lot more attractive from a profitability perspective.  So let me talk about the Inamed Aesthetics business, the breast business first.  In the first quarter, we had 12% growth after 4 straight 20% growth quarters.

That’s $59.2 million, the record, the all-time record quarter as far as sales go for any company in the breast implant business for us in the first quarter.  So a very strong performance in the United States and a strong performance around the world here.  If you look at the competitive situation of our other — it’s really a duopoly market in the states.

There are some other players in Europe, but these are the 2 players for sure.  We’ve done very nicely versus the competition over the last 4 quarters, probably the last 6 quarters really, and have gone from probably a low 40 share point probably 7 or 8 quarters ago to a 51/49 in the black shares growth over the last 4 quarters.

So we are the world leader in breast aesthetics.  We have some very important items that we like to be proud of as far as our value proposition.  Pricing is not our primary lead.  That used to be in this company years ago, but not now.  The Inamed academy provides training for all of our customer base.

We have a very interesting-looking, your best dot com site, which helps inform patients, particularly of our breast implants, and drives them — helps drive them to next steps interacting with doctors.  You can kind of — morph what you could look like if you want to look like something by going into that Web site.  So that’s gotten millions and millions of hits there.

Our warranty program is a multi-level program that is designed, that for some reason, our breast implants fail, there’s a payback to the patient.  And we continue to invest in delivering and introducing the newest technology.  We just introduced our fifth generation silicone breast implant in Europe called the Bio-Dimensional 510.

Our Bio-Dimensional 410 has had very nice success there since its launch in ‘96, so some value markers there.  So now what’s going on with the health agencies in North America, which have still not approved silicone breast implants.  We have — let me just start with Canada first, because there’s a — we had a meeting with the scientific panel in Canada about a month or so ago.  They have now asked for another to be taking place with some public in — at the hearings, and that will occur in mid-June.  Concerning our third generation responsive gel product, that was reviewed by the independent FDA panel in April.  They voted 5-4 against us.

A similar panel in 03 with the same PMA voted 9-6 for us.  What happened after the 9-6 for us vote was six months later we got a non approval letter, so the panel does have a say in this, but silicone breast implants in this country is such a highly charged political situation that the real decision goes to the FDA and we are in continuous discussion with the FDA since that panel meeting.

Now, I think the most exciting product in the entire silicone breast pipeline of ours is the BioDimensional 410, which was also submitted back in late ‘04, and we have been in correspondence with the FDA continually on this product.  This product is the flagship product of the line and from the preliminary European data that’s been made public, and discussed openly at podiums and meetings, the rupture rate there on those products is — seems to be extraordinarily low, but that’s for the FDA again, and the Canadians to decide.

So in Canada we will be presenting both our round implants and our shaped BioDimensional 410 implants for approval.  That was already presented to the panel up there once.  We’re going back in June, we’re working with the FDA around our responsive gel products and also with the 410 product, so nice sequentially setup if the FDA and the politics here decide to approve silicone implants, and I’ll be glad to take any further questions on that if we have time here at the end of the presentation or for surely at the breakout session.

Our Inamed Health business is going extremely well.  This is basically our LAP-BAND product, where we continue to post up tremendous sales.  The sales the last quarter were mainly driven by the United States business and the continued growth of LAP-BAND.  As I mentioned, very high margin, almost pharmaceutical type margin products is the LAP-BAND product.

Key initiatives in ’05 with the LAP-BAND include a very focused targeted approach via a select group of VIP customers.  Reimbursement is important here and I’ll show you some of the victories there.  We also are in the midst of driving Medicare reimbursement for LAP-BAND.  We continue to train and proctor surgeons and the pipeline has this intragastric balloon, which is through a pilot study in the states, and also has done some market research, which I’ll briefly touch on.

Just what we’re trying to do in ’05 with LAP-BAND is really practice build identify key accounts, and drive people into these practices through particularly direct to consumer patient campaigns.

This is what we’ve done with the direct to consumer initiative; we’ve in the first quarter have generated almost 20,000 qualified leads.  The practices that we’ve identified in the first six weeks of a 24-week direct to consumer campaign.  They need to be qualified because people need to go to workshops to learn about the device, which is a real differential between pharmaceuticals.  I spent 25 years in the pharmaceutical business, go into the device business, the lead time in getting products in the device business is distinctly different than the drug business.

The drug business you can write a prescription that afternoon, you’ve got your product.  Here, there’s definitely a lead time before you make a decision around a device, whether it be a breast implant or whether it be the LAP-BAND product, so we’re tracking all these leads and we’re starting to see some positive movement, but we expect the most positive outcome of the direct to the consumer campaign to happen in the second half, when the leads and the training and the information is converted to surgeries.

The national Medicare coverage has gotten a lot of attention.  We have worked with the American Society of Bariatric Surgery and submitted a national coverage determination to the centers for Medicare and Medicaid on May 11th, so now they post it on their web site, then goes for a 30-day open comment period by the public and then at 150 days after that there must be a decision made.  So we think this is it; we’re optimistic of a favorable outcome for Medicare reimbursement for the LAP-BAND.

Now, we just got some really really good news last week from four Blue Cross organizations in the country, particularly California, where as you see there laparoscopic adjustable gastric banding is considered medically necessary for the treatment of clinically severe obesity for selected adults.

So when you get to be a 35 BMI or approximately 75 to 100 pounds overweight or if you have a comorbidity, which most folks who are morbidly obese do, 75 pounds overweight, nothing — 95 percent of everything else fails; exercise, diet, drugs, all fail, so the only thing left for these patients is surgery, so there are roughly two options; one is the quite invasive gastric bypass surgery or the other is the LAP-BAND surgery.  LAP-BAND surgery there is minimally invasive, there’s no physiologic changes.  They basically wrap a band around the top of your stomach to create a pouch, so when you eat, you feel full, and there is an adjustable part of the band.

A port comes to the side of your chest, which can be injected with saline, which can move the band in or out to tighten it or loosen it as is necessary, but the Blue Cross decisions were an important one.

The BIB situation, there’s a pilot program kicks off at the University of Louisville.  It’s complete, they had the BIB in for six months.  Now we’ll be following them for six months.  The findings here were no serious adverse events, no readmissions, and all uneventful removals of the BIB.  These were placed endoscopically.  It’s a very crude but effective technology.  What it is, basically they wrap a big silicone balloon filled up with water and leave it in your stomach for six months, and what I’m told is you don’t quite want to eat anything when they do that.  That was kind of a joke for Monday morning, but I guess this group is not — maybe later, OK.  I’ll move on.

The market research on the BIB:  we’ve done some market research with three key groups; the bariatrics, the GI guys, and the general practitioners.  They knew about the product from a failed BIB back in the late ‘80s, but significant majorities in all groups were positive towards the concept is safe, and felt the device met an unmet medical need, and that 30 to 35 BMI you see there is a much greater opportunity.

If you look at the obesity as a pyramid of market potential, with the top piece being the morbidly obese, the next big piece, which is the — morbidly obese is in the 10 to 15 million person range in the United States, and so the next layer down is more than twice that number, and that’s where this product would fit into that market.

And the last franchise I’ll talk to you about is the facial aesthetics franchise, where we have some very exciting products.  You’ll see here that we stabilize the market in at least our performance in the market in the first quarter of ’05.

For the first time last year we had competition from a product called Restylane, the hyaluronic acid product.  So on the basis really of the heels of our European business doing very well, and our U.S. business rebounding, particularly around the launch of Captique we were able to get even in the first quarter in the facial aesthetics business.

Captique had some provocative launch plans, direct marketing, particularly to when you go after this market, this is a very very consumer driven market, the facial aesthetics market, as opposed to the breast implant business, which is a very plastic surgery driven market.  The direct marketing 10,000 beauty fashion lifestyle spas celebrity influences, not some placed drug organizations usually go, but these are places where they talk about, know about, learn about, wrinkle correcting products.

We have a network of physicians to lead the Captique launch.  We’ve had the Captique Boutique in six launch events in three key markets in New York, L.A. and Miami, and the other interesting thing about this market is that this market is what we basically called the smile market, where if you drew a line starting in Seattle Washington, and drew it through San Francisco, L.A., Houston, Dallas, and up through New York and Boston, everything under that line accounts for about 75 percent of the aesthetics market in the country.  So we have the entire Midwest.

Now, above that line is 75 percent of the obesity market.  So it’s a very interesting reciprocal phenomenon we have here at Inamed, where we have the aesthetics market and we have the obesity market in the other end of the country.  So we’ve done a lot of things and we’ve got some good press on the Good Morning America and Today show with Captique, so we continue to push that product along.

And that’s a — by the way, Captique is a — for those of you who know a little bit about this market is a non animal placed stabilized hyaluronic acid product.

Now, Juvederm is another non animal based stabilized hyaluronic acid product, which we market in Europe, where it’s done very well.  We have a nonexclusive with a company called Corneal in Europe.  Done very well.  We did a three arm trial in the United States with Juvederm 24, Juvederm HV 24, which is high viscosity, and a Juvederm 30 HV.  The six-month trial versus Zyplast, which is our own product, which is usually that product companies do fillers against.

We enrolled three arms; all patients in all arms have been enrolled, the six-month follow-up is all complete.  Well, it’s basically complete in the next 20 days.  They will all have been through their six months.  So the PMA is being submitted in a modular fashion, meaning you know tox goes in and manufacturing goes in at different times, clinicals the last piece, and we hope to file this PMA in the fourth quarter of ’05, after the data is collected and analyzed.  So that’s Juvederm.

So we will have a very — we have a human collagen and a bovine collagen product, and we also have an animal based hyaluronic acid product called Hylaform, and we have 2HA non animal based products called Juvederm and Captique, but Juvederm we feel has a lot of promise.

Now, a product that has great promise, and we’ve paid great attention to is a product called Reloxin or you may know it has Dysport in other places in the world.  Dysport is a Botulinum Toxin type A product.  We feel this will be the second Botulinum Toxin type A product in the United States behind Botox.  We have — we secured the U.S. rights a few years ago from a company called Ipsen, a Paris and London-based company Ipsen Beaufor.

We have a preliminary agreement signed for the international rights for Reloxin.  That’s our brand name, Reloxin, in the United States, and hopefully around the world.  I just want to show you some very brief clinical picture of Reloxin and discipline around clinical studies, protein, content dose and volume needed for injection.

So you look at where we have rights on the preliminary agreement.  This was signed years ago in the United States and Canada and in Japan.  Then we have — if our cosmetic — we’re trying to get cosmetic indications in Europe right now, and we will have those rights in Europe and Australia.  This product is indicated for cosmetic use in I think about 12 countries, notably Mexico, Brazil and Argentina, New Zealand, and in Russia are already approved for cosmetic use, Dysport is.  So we’ll be trying to — if we sign — moving toward a definitive agreement, when and if we sign that we’ll be hopefully marketing these products in many countries around the world as soon as possible.

Now, not to go through this data with you, just a couple of studies.  This is our phase two study in the States.  I’ll just go to the conclusion.  Well, first the dose; 50 unit doses effective to 75 unit dose we found.  All doses of Dysport of our Reloxin resulted in significant improvement in glabella.  Frown lines were well-tolerated.  The 50 unit dose was selected as the optimal dose for treatment.  I should also point out for those of you who don’t know, is that Dysport is approved — has been approved for medicinal use for over 10, 11 years in Europe and other parts of the world, including 60 countries actually.  So it’s not a new product.

And this was a study done in France.  Safe and effective treatment for glabella lines.  Again, the 50 unit dose seemed to be the dose.

Now, we get a lot of questions about volume injection with Reloxin versus Botox.  Very simple, I’ll try to do very simple math here.  500 unit vial, 2 1/2 liters, Botox 20 unit injection, 0.1 ml per injection, 0.05 per injection, so less volume injected with Reloxin for the same dose.

For protein content, 50 units as 0.5 nanograms of protein, 20 units as one nanogram of protein.  Reloxin contains 50 percent less protein, so there’s a lot of talk about us — the other product having more protein than ours.  That’s not what our studies tell us.

From an earnings per share basis and I should point out that we were on a non-GAAP basis, this excludes the Ethicon settlement back here, and merger charges of 5.2 million in the first quarter.  There’s six percent growth.

Now, you may say, “Well, what happened to your earnings?  You had 16 percent growth in sales?”  This was very well-planned out and if you take incremental R&D spending out, that were basically used on the products you just saw, Reloxin and Juvederm, this would be in excess of a 20 percent growth.  So the incremental R&D spending took our earnings down in the first quarter there, but well-planned and I think an excellent return on investment in the future.

So I just want to reaffirm our guidance in ’05; mid double-digit growth year.  Inamed Health in excess of 30, breast mid double-digits, facial slight increase, and GAAP earnings per share in the 2 1/4 to $2.32.  Obviously some special charges, merger-related charges, will have some modest effect there.  OK.  And I would say that we are very well positioned in our three franchises.  We’ve invested well.  Our demographics are favorable, nice pipeline, very good gross margins and increasing.  Balance sheet; $15 million in debt and 30 some million dollars on the balance sheet in cash and a nice global presence.

I look forward to seeing you at the breakout session. Thanks very much. Sorry if I ran over 30 seconds.  Talk to you later.